                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  I-Many, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 9, 2005

             (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [ ].

     NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 41 Pages)
----------------
     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP No. 44973Q103                  13D/A                Page 2 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Capital Group, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,298 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IA
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Ramius Capital disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 3 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               RCG Ambrose Master Fund, Ltd.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          2,841,324
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          2,841,324
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              2,841,324
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.5%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             CO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 4 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               RCG Halifax Fund, Ltd.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          478,101
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          478,101
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              478,101
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             CO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 5 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Securities, L.L.C.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          817,696
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          817,696
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              817,696
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             BD
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 6 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               C4S & Co., L.L.C.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. C4S disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 7 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Peter A. Cohen
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Cohen disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 8 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Morgan B. Stark
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Stark disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 9 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Thomas W. Strauss
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Strauss disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 10 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey M. Solomon
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          12,256,398 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          12,256,398 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              12,256,398 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.2%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Mr. Solomon disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 11 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Starboard Value & Opportunity Fund, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          7,800,705 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          7,800,705 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              7,800,705 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.9%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Starboard disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 12 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Parche, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          6,446,771 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          6,446,771 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              6,446,771 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.8%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Parche disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 13 of 41 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Admiral Advisors, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              AF
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          8,119,277 (1)
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          8,119,277 (1)
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              8,119,227 (1)
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.7%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Diker Parties have granted an Irrevocable  Proxy as described in Item 4.
These shares include  6,128,199 shares of Common Stock  beneficially held by the
Diker Parties. Admiral Advisors disclaims beneficial ownership of such shares.

CUSIP No. 44973Q103                  13D/A                Page 14 of 41 Pages

            This  Amendment  No. 3 (this  "Amendment")  amends the  statement on
Schedule 13D filed on February 9, 2005,  as amended by  Amendment  No.1 filed on
February  11,  2005 and  Amendment  No. 2 filed on April 4, 2005 (the  "Schedule
13D") with respect to shares of common  stock,  par value $0.0001 per share (the
"Common  Stock")  of  I-Many,  Inc.,  a Delaware  corporation  (the  "Company").
Capitalized  terms used herein and not otherwise  defined in this Amendment have the meanings  set forth in the Schedule  13D.  This  Amendment  No. 3 amends the
Schedule 13D as specifically set forth.

            Items 2(a), (b) and (c) are hereby amended in their entirety to read as follows:

            (a) This statement is filed by:

            (i)    Ramius  Capital  Group,  LLC,  a Delaware  limited  liability company ("Ramius Capital"), which serves as (i) an investment advisor of RCG Ambrose  Master Fund,  Ltd., a Cayman  Islands
                   company ("RCG Ambrose") and RCG Halifax Fund,  Ltd., a Cayman
                   Islands  company  ("RCG  Halifax") and (ii) as sole member of
                   Admiral  Advisors,  LLC, a Delaware limited liability company
                   ("Admiral Advisors");

           (ii)    RCG  Ambrose,  with  respect  to the  shares of Common  Stock directly and beneficially owned by it;

          (iii)    RCG  Halifax,  with  respect  to the  shares of Common  Stock directly and beneficially owned by it;

           (iv)    Ramius  Securities,  L.L.C.,  a  Delaware  limited  liability company ("Ramius Securities"),  with respect to the shares of
                   Common Stock directly and beneficially owned by it, and which is also a broker-dealer affiliated with Ramius Capital;

            (v)    Starboard Value & Opportunity  Fund, LLC , a Delaware limited liability company  ("Starboard"),  with respect to the shares of Common Stock directly and beneficially owned by it;

           (vi)    Parche, LLC, a Delaware limited liability company ("Parche"), with  respect  to the  shares of Common  Stock  directly  and beneficially owned by it;

          (vii)    Admiral Advisors, which serves as the managing member of each of Parche and Starboard;

         (viii)    C4S & Co.,  L.L.C.,  a  Delaware  limited  liability  company
                   ("C4S"), which serves as managing member of Ramius Capital;

           (ix)    Peter  A.  Cohen  ("Mr.  Cohen"),  who  serves  as one of the managing members of C4S;

            (x)    Morgan  B.  Stark("Mr.  Stark"),  who  serves  as  one of the managing members of C4S;

           (xi)    Thomas W. Strauss ("Mr.  Strauss"),  who serves as one of the managing members of C4S; and

CUSIP No. 44973Q103                  13D/A                Page 15 of 41 Pages

           (xii)   Jeffrey M. Solomon ("Mr. Solomon"),  who serves as one of the managing members of C4S.

            The  foregoing  persons  are  hereinafter   sometimes   collectively
referred to as the "Reporting  Persons".  Any disclosures herein with respect to persons  other than the  Reporting  Persons are made on  information  and belief after making inquiry to the appropriate party.

            By virtue of the  transactions  of  Starboard  and Parche with Diker
Management,  LLC, a Delaware limited liability company ("Diker Management"),  as investment manager of Diker Value-Tech Fund, LP, a Delaware limited  partnership
("Diker  Partnership"),  and of Diker Value-Tech QP Fund, LP, a Delaware limited partnership  ("Diker QP Partnership"),  and as investment  adviser of separately managed  accounts (the "Managed  Accounts"),  as more fully described in Item 4, the  Reporting  Persons  affirm  that  they  constitute  a  "group"  with  Diker
Partnership,  Diker QP Partnership,  Diker GP, LLC, Diker Management, Charles M.
Diker and Mark N. Diker (the "Diker  Parties") for purposes of Section  13(d)(3)
of the Act. The Reporting Persons  expressly  disclaim  beneficial  ownership of securities held by the Diker Parties and, to the extent permissible, the various accounts under the Reporting Persons' management and control.

                 (b) The address of the principal  business and principal office of  each of  Ramius  Capital,  RCG  Ambrose,  RCG  Halifax,  Ramius  Securities,
Starboard,  Parche, Admiral Advisors, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and
Mr.  Solomon  is 666  Third  Avenue,  New York,  New York  10017.  The  business addresses of the  officers and  directors of each of RCG Ambrose and RCG Halifax are set forth on Schedules A and B, respectively,  and incorporated by reference in this Item 2.

                 (c) The  principal  business  of Ramius  Capital  is that of an investment  adviser and as the sole member of Admiral  Advisors.  The  principal business of each of RCG Ambrose, RCG Halifax,  Starboard,  and Parche is serving as a private  investment fund. The principal  business of Admiral Advisors is as managing  member of Starboard and Parche.  Ramius  Securities is a broker-dealer affiliated with Ramius Capital. C4S serves as managing member of Ramius Capital.
Mr. Cohen, Mr. Strauss,  Mr. Stark and Mr. Solomon serve as co-managing  members of C4S. The principal  occupations  of the officers and directors of each of RCG
Ambrose and RCG Halifax are set forth on  Schedules A and B,  respectively,  and incorporated by reference in this Item 2.

      Item 3 is hereby amended to include the following:

      Starboard purchased 1,672,506 shares of Common Stock from Diker Management for a purchase price of  $2,843,260.20  in a privately  negotiated  transaction.
Starboard used its working capital to pay for the purchase price.

      Parche purchased  318,572 shares of Common Stock from Diker Management for a purchase price of $541,572.40 in a privately  negotiated  transaction.  Parche used its working capital to pay for the purchase price.

      Each such transaction was pursuant to a Stock Purchase  Agreement,  a copy of which is  attached  hereto  as  Exhibit  III and is  incorporated  herein  by reference (the "Stock Purchase Agreement").

CUSIP No. 44973Q103                  13D/A                Page 16 of 41 Pages

            Item 4 is hereby amended to include the following:

Item 4.     Purpose of the Transaction.

            As  previously  disclosed,  the  Reporting  Person  voted the Shares against the proposed  merger between the Company and Selectica,  Inc. based upon the Reporting Person's belief, among other things, that the merger consideration was  inadequate.  Since that time,  the Reporting  Persons have  reviewed  their investment  in the  Company  and  engaged  in  discussions  with  the  Company's management,  as well as other shareholders of the Company,  including members of the Diker Parties and various third parties. As a result of the current Board of
Directors' actions and decisions with respect to the failed Selectica merger, as well as other actions,  the Reporting Persons no longer believe the Board of the
Company as currently  constituted  is best suited to enhance to the value of the
Company.  Therefore, the Reporting Persons believe that a new Board of Directors should be elected which will be more  responsive  to the Company's  stockholders and will better capitalize on the Company's business opportunities.

            On June 9, 2005,  Starboard and Parche bought  1,672,506 and 318,572 shares of Common Stock, respectively,  from the Diker Partnership,  the Diker QP
Partnership and the Managed  Accounts (an aggregate of 1,991,078  shares),  with settlement to occur within one business day of execution,  pursuant to the Stock
Purchase Agreement. In connection with the Stock Purchase Agreement, each of the
Diker Parties executed an irrevocable proxy (the "Irrevocable Proxy"),  pursuant to which the Diker Parties granted  Starboard and Parche the right to vote their shares of Common Stock in the next election of directors.  Any additional shares of Common  Stock  acquired by the Diker  Parties  before the  expiration  of the
Irrevocable  Proxy  will also be  subject  to the  Irrevocable  Proxy  until its expiration.  Any  shares of Common  Stock sold by the Diker  Parties  before the expiration of the Irrevocable Proxy will remain subject to the Irrevocable Proxy until its expiration.  The Irrevocable  Proxy expires on the earlier to occur of the next  election of directors or the close of business on November 30, 2005. A copy  of  the  Irrevocable  Proxy  is  attached  hereto  as  Exhibit  IV  and is incorporated herein by reference.

            The Reporting Persons have sent a letter to the Company notifying it of the  Reporting  Persons'  intention  to submit  nominations  for  election of candidates that would represent at least a majority of the Board of Directors of the Company at the Company's next annual meeting of stockholders.  The Reporting
Persons intend to submit such nominations within the time frame permitted by the
Company's  by-laws at such time as the date of the Company's next annual meeting is publicly disclosed by the Company. The Reporting Persons reserve the right to not submit  their  nominations  for  election to the Board of  Directors  of the
Company in the event the Company  nominates a slate of directors  acceptable  to the Reporting Persons.

            Items 5(a), (b), (c) are hereby amended to read as follows:

Item 5      Interest in Securities of the Issuer.

            The percentages used herein and in the rest of Item 5 are calculated based  upon  43,484,970  shares,  which  reflects  the  shares of  Common  Stock outstanding as of April 29, 2005, as reflected in the Company's quarterly report for the quarterly period ended March 30, 2005, filed on May 9, 2005.

CUSIP No. 44973Q103                  13D/A                Page 17 of 41 Pages

            The beneficial ownership of each of the various Reporting Persons is as follows:

     A. Ramius Capital

                (a) As of the date of this filing,  Ramius Capital may be deemed the  beneficial  owner of (i)  2,841,324  shares  of Common  Stock  owned by RCG
Ambrose,  (ii) 478,101 shares of Common Stock owned by RCG Halifax,(iii) 817,696 shares  of Common  Stock  owned by Ramius  Securities,  (iv)1,672,506  shares of
Common  Stock owned by  Starboard,  (v) 318,572  shares of Common Stock owned by
Parche, and (vi) 6,128,199 shares of Common Stock beneficially held by the Diker
Parties which Ramius  Capital may be deemed to  beneficially  own as a result of the Irrevocable  Proxy.  Ramius Capital  disclaims  beneficial  ownership of the shares of Common Stock held by the Diker Parties.

                Percentage: Approximately 28.2% as of the date hereof.

                (b)     1. Sole power to vote or direct  vote:  0
                        2. Shared power to vote or  direct  vote:  12,256,398
                        3. Sole  power to dispose or direct the  disposition: 0
                        4. Shared power to dispose or direct the disposition:
                          12,256,398

                (c) Ramius  Capital did not enter into any  transactions  in the
Common Stock in the past 60 days.  The  transactions  in the Common Stock in the past 60 days on behalf of RCG Ambrose, RCG Halifax, Ramius Securities, Starboard
and Parche, are set forth in Schedule C, and are incorporated by reference.

     B. RCG Ambrose

                (a) As of the date of this filing, RCG Ambrose may be deemed the beneficial owner of 2,841,324 shares of Common Stock owned by RCG Ambrose.

                Percentage: Approximately 6.5% as of the date hereof.

                (b)   1.  Sole power to vote or direct  vote:  0
                      2.  Shared power to vote or  direct  vote:  2,841,324
                      3.  Sole  power  to dispose or direct the  disposition: 0
                      4.  Shared power to dispose or direct the disposition:
                          2,841,324

                (c) The number of shares of Common Stock acquired by RCG Ambrose in the past 60 days is set forth in Schedule C and is incorporated by reference.

      C. RCG Halifax

                (a) As of the date of this filing, RCG Halifax may be deemed the beneficial  owner of 478,101  shares of Common  Stock  owned by RCG  Halifax.

CUSIP No. 44973Q103                  13D/A                Page 18 of 41 Pages

               Percentage: Approximately 1.1% as of the date hereof.

               (b)  1. Sole power to vote or direct  vote:  0
                    2. Shared power to vote or  direct  vote:  478,101
                    3. Sole  power  to dispose or direct the  disposition: 0
                    4. Shared power to dispose or direct the disposition:
                    478,101

                (c) The number of shares of Common Stock acquired by RCG Halifax in the past 60 days is set forth in Schedule C and is incorporated by reference.

      D. Ramius Securities

                (a) As of the  date of this  filing,  Ramius  Securities  may be deemed the  beneficial  owner of 817,696  shares of Common Stock owned by Ramius
Securities.

               Percentage: Approximately 1.9% as of the date hereof.

               (b)    1.  Sole power to vote or direct  vote:  0
                      2.  Shared power to vote or  direct  vote: 817,696
                      3.  Sole  power to dispose or direct the  disposition: 0
                      4.  Shared power to dispose or direct the disposition:
                          817,696

                (c) The  number of shares of  Common  Stock  acquired  by Ramius
Securities in the past 60 days is set forth in Schedule C and is incorporated by reference.

         E.  Starboard

                (a) As of the date of this filing,  Starboard  beneficially owns
1,672,506  shares of Common  Stock , and (ii)  6,128,199  shares of Common Stock beneficially  held  by the  Diker  Parties  which  Starboard  may be  deemed  to beneficially  own as a result  of the  Irrevocable  Proxy.  Starboard  disclaims beneficial ownership of the shares of Common Stock held by the Diker Parties.

                     Percentage: Approximately 17.9% as of the date hereof.

                (b)  1.  Sole power to vote or direct  vote:  0
                     2.  Shared power to vote or  direct  vote:  7,800,705
                     3.  Sole  power  to dispose or direct the  disposition: 0
                     4.  Shared power to dispose or direct the disposition:
                         7,800,705

CUSIP No. 44973Q103                  13D/A                Page 19 of 41 Pages

                (c) The number of shares of Common  Stock  acquired by Starboard within  the  past 60 days is set  forth in  Schedule  C and is  incorporated  by reference.

     F. Parche

                (a) As of the date of this filing, (i) Parche  beneficially owns
318,572  shares  of Common  Stock , and (ii)  6,128,199  shares of Common  Stock
beneficially   held  by  the  Diker  Parties  which  Parche  may  be  deemed  to beneficially  own  as a  result  of  the  Irrevocable  Proxy.  Parche  disclaims beneficial ownership of the shares of Common Stock held by the Diker Parties.

                       Percentage: Approximately 14.8% as of the date hereof.

                (b)    1. Sole power to vote or direct  vote:  0
                       2. Shared power to vote or  direct  vote: 6,446,771
                       3. Sole  power  to dispose or direct the  disposition: 0
                       4. Shared power to dispose or direct the disposition:
                          6,446,771

                (c) The  number of shares of  Common  Stock  acquired  by Parche within  the  past 60 days is set  forth in  Schedule  C and is  incorporated  by reference.

     G.  Admiral Advisors

                (a) As of the  date  of this  filing,  Admiral  Advisors  may be deemed the  beneficial  owner of (i)  1,672,506  shares of Common Stock owned by
Starboard,  (ii)  318,572  shares of Common  Stock  owned by  Parche,  and (iii)
6,128,199  shares of Common Stock  beneficially  held by the Diker Parties which
Admiral  Advisors  may  be  deemed  to  beneficially  own  as a  result  of  the
Irrevocable Proxy. Admiral Advisors disclaims beneficial ownership of the shares of Common Stock held by the Diker Parties.

                    Percentage: Approximately 18.7% as of the date hereof.

                (b) 1. Sole power to vote or direct  vote:  0
                    2. Shared power to vote or  direct  vote:  8,119,277
                    3. Sole  power  to dispose or direct the  disposition:  0
                    4. Shared power to dispose or direct the disposition:
                       8,119,277

                (c) Admiral  Advisors did not enter into any transactions in the
Common Stock in the past 60 days.  The  transactions  in the Common Stock in the past 60 days on behalf  of  Starboard  and  Parche,  which  were all in the open market, are set forth in Schedule C, and are incorporated by reference.

     H.  C4S

                (a) As of the  date  of  this  filing,  C4S  may be  deemed  the beneficial  owner of (i) 2,841,324  shares of Common Stock owned by RCG Ambrose,
(ii) 478,101 shares of Common Stock owned by RCG Halifax,(iii) 817,696 shares of

CUSIP No. 44973Q103                  13D/A                Page 20 of 41 Pages

Common Stock owned by Ramius  Securities,  (iv)1,672,506  shares of Common Stock owned by Starboard,  and (v) 318,572 shares of Common Stock owned by Parche, and
(vi)  6,128,199  shares of Common Stock  beneficially  held by the Diker Parties which  C4S may be  deemed to  beneficially  own as a result  of the  Irrevocable
Proxy. C4S disclaims  beneficial ownership of the shares of Common stock held by the Diker Parties.

                    Percentage: Approximately 28.2% as of the date hereof.

                (b)     1. Sole power to vote or direct  vote:  0
                        2. Shared power to vote or  direct  vote:  12,256,398
                        3. Sole  power to dispose or direct the  disposition: 0
                        4. Shared power to dispose or direct the disposition:
                          12,256,398

                (c) C4S did not enter into any  transactions in the Common Stock in the past 60 days. The transactions in the Common Stock in the past 60 days on behalf of RCG Ambrose, RCG Halifax, Ramius Securities,  Starboard and Parche are
set forth in Schedule C and are incorporated by reference.

      I. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

               (a) As of the date of this filing,  each of Mr. Cohen, Mr. Stark,
Mr. Strauss and Mr. Solomon may be deemed the beneficial  owner of (i) 2,841,324 shares of Common Stock owned by RCG Ambrose, (ii) 478,101 shares of Common Stock owned by RCG  Halifax,(iii)  817,696  shares  of  Common  Stock  owned by Ramius
Securities,  (iv)1,672,506 shares of Common Stock owned by Starboard,(v) 318,572 shares of Common  Stock  owned by Parche,  and (vi)  6,128,199  shares of Common
Stock beneficially held by the Diker Parties which Messrs. Cohen, Stark, Strauss and Solomon  may be deemed to  beneficially  own as a result of the  Irrevocable
Proxy. Messrs.  Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the shares of Common stock held by the Diker Parties.

                    Percentage: Approximately 28.2% as of the date hereof.

                (b)  1. Sole power to vote or direct  vote:  0
                     2. Shared power to vote or  direct  vote:  12,256,398
                     3. Sole  power to dispose or direct the  disposition:  0
                     4. Shared power to dispose or direct the disposition:
                        12,256,398

                (c) None of Mr. Cohen,  Mr. Stark,  Mr.  Strauss or Mr.  Solomon
have entered into any  transactions in the Common Stock in the past 60 days. The transactions  in the Common  Stock in the past 60 days on behalf of RCG Ambrose,
RCG Halifax, Ramius Securities, Starboard and Parche are set forth in Schedule C and are incorporated by reference.

            Upon  information  and  belief,  the Diker  Parties,  as of the date hereof,  beneficially  own in the  aggregate  6,128,199  shares of Common Stock.
Accordingly,  12,256,398 shares of Common Stock may be deemed to be beneficially owned in the  aggregate  by the  Reporting  Persons  and the Diker  Parties as a
"group," as of the date hereof,  constituting  approximately 28.2% of the shares of Common Stock outstanding. The Reporting Persons expressly disclaim beneficial

CUSIP No. 44973Q103                  13D/A                Page 21 of 41 Pages

ownership  of  securities   held  by  the  Diker  Parties  and,  to  the  extent
permissible,  the  various  accounts  under the  Reporting  Persons'  respective management and control.

            Items 5(d) and (e) is hereby amended to read as follows:

                (d) No person other than the Reporting  Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from, or proceeds from the sale of, such shares of the Common Stock.

                (e) Not applicable.

            Item 6 is hereby amended to read as follows

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Company.

            1.  On June 9,  2005,  Starboard  and  Parche  entered  into a Stock
                Purchase Agreement with Diker Management,  as investment manager of Diker  Partnership and Diker QP Partnership and as investment advisor  of  Managed  Accounts,  in which  Starboard  and Parche
                agreed  to  purchase,   among  other  things,  an  aggregate  of
                1,991,078  shares  of Common  Stock  from  such  parties  for an aggregate purchase price of $3,384,832.60.

            2.  On June 9, 2005, the Diker Parties granted  Starboard and Parche
                an   irrevocable   proxy  over  the   shares  of  Common   Stock
                beneficially held by the Diker Parties.

Item 7.  Materials to be Filed as Exhibits.

     There are filed herewith the following Exhibits:

            Exhibit I - Joint  Acquisition  Statement,  as required by Rule 13d-
            1(k) under the Securities Exchange Act of 1934, as amended.

            Exhibit II - Power of Attorney (previously filed).

            Exhibit  III - Stock  Purchase  Agreement  dated  June 9, 2005 among
            Diker Management,  LLC, as investment  manager of Diker Partnership, and of Diker QP  Partnership,  and as investment  adviser of Managed
            Accounts, Starboard, and Parche.

            Exhibit  IV -  Irrevocable  Proxy  given  by the  Diker  Parties  to
            Starboard and Parche.

CUSIP No. 44973Q103                  13D/A                Page 22 of 41 Pages

                                   SIGNATURES

     After reasonable  inquiry and to the best of our knowledge and belief,  the undersigned  certify that the  information  set forth in this statement is true, complete and correct.

Dated: June 9, 2005

RAMIUS CAPITAL GROUP, LLC                    RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, LLC,
    as Managing Member                           its Investment Advisor

By:/s/ Jeffrey M. Solomon                    By: C4S & Co., L.L.C.,
   --------------------------                    its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member
                                             By: /s/ Jeffrey M. Solomon
                                                 ----------------------------
                                                 Name:  Jeffrey M. Solomon
                                                 Title: Managing Member

RCG HALIFAX FUND, LTD.                       RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,               By: Ramius Capital Group, LLC,
    its Investment Advisor                       its Managing Member

By: C4S & Co., L.L.C.,                       By: C4S & Co., L.L.C.,
    its Managing Member                          its Managing Member

By:/s/ Jeffrey M. Solomon                    By: /s/ Jeffrey M. Solomon
   --------------------------                    ----------------------------
   Name:  Jeffrey M. Solomon                     Name:  Jeffrey M. Solomon
   Title: Managing Member                        Title: Managing Member

C4S & CO., L.L.C.                        JEFFREY M. SOLOMON

By:/s/ Jeffrey M. Solomon                    /s/ Jeffrey M. Solomon
   --------------------------                -----------------------------------
   Name:  Jeffrey M. Solomon                 Individually and as attorney-in-fact
   Title: Managing Member                    for Peter A. Cohen, Morgan B. Stark
                                             and Thomas W. Strauss

STARBOARD VALUE & OPPORTUNITY FUND, LLC      PARCHE, LLC
By: Admiral Advisors, LLC, its               By: Admiral Advisors, LLC, its
managing member                              managing member

By:/s/ Jeffrey M. Solomom                    By:/s/ Jeffrey M. Solomon
   --------------------------                   -------------------------------
   Name:  Jeffrey M. Solomon                    Name:  Jeffrey M. Solomon
   Title: Authorized Signatory                  Title: Authorized Signatory

ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, LLC, its
sole member

By:/s/ Jeffrey M. Solomon
   -----------------------------
   Name:  Jeffrey M. Solomon
   Title: Authorized Signatory

CUSIP No. 44973Q103                  13D/A                Page 23 of 41 Pages

                                   SCHEDULE C
                                   ----------

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE PAST 60 DAYS

         RAMIUS CAPITAL GROUP, LLC                       None

         RCG AMBROSE MASTER FUND, LTD.                   None

         RCG HALIFAX FUND, LTD.                          None

         RAMIUS SECURITIES, L.L.C.                       None

         C4S & CO., L.L.C.                           None

         PETER A. COHEN                                  None

         MORGAN B. STARK                                 None

         THOMAS W. STRAUSS                               None

         JEFFREY M. SOLOMON                              None

         STARBOARD  VALUE & OPPORTUNITY  FUND,  LLC - In a privately  negotiated transaction

         Date                    Shares Purchase     Amount Paid Per Share
         ----                    ---------------     ---------------------
         June 9, 2005            1,672,506           $1.70

         PARCHE, LLC - In a privately negotiated transaction

         Date                    Shares Purchase     Amount Paid Per Share
         ----                    ---------------     ---------------------
         June 9, 2005            318,572             $1.70

CUSIP No. 44973Q103                  13D/A                Page 24 of 41 Pages

                                    Exhibit I

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

            The undersigned  acknowledge and agree that the foregoing  statement on  Schedule  13D is filed on  behalf  of each of the  undersigned  and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the  undersigned  without the  necessity of filing  additional  joint
acquisition   statements.   The  undersigned  acknowledge  that  each  shall  be
responsible for the timely filing of such  amendments,  and for the completeness and accuracy of the  information  concerning  him or it contained  therein,  but shall not be responsible  for the  completeness  and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 9, 2005

RAMIUS CAPITAL GROUP, LLC                    RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, LLC,
    as Managing Member                           its Investment Advisor

By:/s/ Jeffrey M. Solomon                    By: C4S & Co., L.L.C.,
   --------------------------                    its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member
                                             By: /s/ Jeffrey M. Solomon
                                                 ----------------------------
                                                 Name:  Jeffrey M. Solomon
                                                 Title: Managing Member

RCG HALIFAX FUND, LTD.                       RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,               By: Ramius Capital Group, LLC,
    its Investment Advisor                       its Managing Member

By: C4S & Co., L.L.C.,                       By: C4S & Co., L.L.C.,
    its Managing Member                          its Managing Member

By:/s/ Jeffrey M. Solomon                    By: /s/ Jeffrey M. Solomon
   --------------------------                    ----------------------------
   Name:  Jeffrey M. Solomon                     Name:  Jeffrey M. Solomon
   Title: Managing Member                        Title: Managing Member

CUSIP No. 44973Q103                  13D/A                Page 25 of 41 Pages

STARBOARD VALUE & OPPORTUNITY FUND, LLC      PARCHE, LLC
By: Admiral Advisors, LLC, its               By: Admiral Advisors, LLC, its
managing member                              managing member

By:/s/ Jeffrey M. Solomom                    By:/s/ Jeffrey M. Solomon
   --------------------------                   -------------------------------
   Name:  Jeffrey M. Solomon                    Name:  Jeffrey M. Solomon
   Title: Authorized Signatory                  Title: Authorized Signatory

ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, LLC, its
sole member

By:/s/ Jeffrey M. Solomon
   -----------------------------
   Name:  Jeffrey M. Solomon
   Title: Authorized Signatory

CUSIP No. 44973Q103                  13D/A                Page 26 of 41 Pages

                                   EXHIBIT III

                            STOCK PURCHASE AGREEMENT

            This  Agreement  is made and  entered  into as of June 9, 2005 among
Diker  Management,  LLC, a Delaware  limited  liability  company  ("Diker"),  as investment manager of Diker Value-Tech Fund, LP, a Delaware limited  partnership
("Diker  Partnership"),  and of Diker Value-Tech QP Fund, LP, a Delaware limited partnership  ("Diker QP Partnership"),  and as investment  adviser of separately managed accounts (the "Managed Accounts"),  on the one side, and Starboard Value
& Opportunity Fund, LLC, a Delaware limited liability company  ("Starboard") and
Parche,  LLC, a Delaware limited liability company  ("Parche," and together with
Starboard, "Buyers"), on the other side.

                                    PREAMBLE

            Diker is the  beneficial  owner of an aggregate of 8,119,277  shares
(the "Shares") of common stock (the "Common Stock"), par value $0.0001 per share of I-Many, Inc., a Delaware  corporation (the "Company"),  which Shares are held in the names and accounts set forth on Annex A hereto.  Diker desires to sell to
Buyers,  and Buyers  desire to purchase  from Diker,  1,991,078 of the Shares of
Common Stock under Diker's  management (the "Sale Shares"),  at the price and on the terms and  conditions  set forth  herein.  Therefore,  with the intent to be legally bound, the parties agree as follows:

                                    AGREEMENT

            1. PURCHASE AND SALE.

               (a) Diker hereby sells to Buyers from one or more accounts  under
Diker's  management,  and Buyers hereby purchase from one or more accounts under
Diker's  management,  the Sale Shares, at a price of $1.70 per Sale Share, or an aggregate of $3,384,832.60  (the "Total Purchase  Price"),  in the amount as set forth on ANNEX B hereto.

               (b)  Concurrently  herewith,  (i) Diker has caused (and will take all required  action to cause) the electronic  delivery of the Sale Shares being held in street name and purchased  pursuant hereto through the Depository  Trust
Company ("DTC") to DTC accounts designated in writing by Buyers, and (ii) Buyers have delivered the Total Purchase Price by wire transfer to one or more accounts as designated by Diker.

            2.  IRREVOCABLE  PROXY.  Concurrently  with  the  execution  of this
Agreement,  Diker shall deliver to Buyers a duly executed  Irrevocable  Proxy in the form of Exhibit A attached hereto ("Irrevocable Proxy").

            3.  CLOSING.  The closing of the  purchase and sale  hereunder  (the
"Closing")  and the payment of the Total  Purchase Price shall take place within one business day of the date of execution  and delivery of this  Agreement,  and

CUSIP No. 44973Q103                  13D/A                Page 27 of 41 Pages

shall be deemed to have  taken  place at the  offices of Olshan  Grundman  Frome
Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street,  New York, New
York 10022, or such other time and place as the parties shall mutually agree.

            4. REPRESENTATIONS,  WARRANTIES AND COVENANTS OF DIKER. Diker hereby represents, warrants and covenants to Buyers, as of the date hereof, as follows:

               (a) Diker is a limited liability company duly organized,  validly existing and in good standing under the laws of its jurisdiction of organization and has all  requisite  limited  liability  company power and authority to enter into this  Agreement  and  perform its  obligations  hereunder.  The  execution, delivery and performance of this Agreement by Diker and the  consummation of the transactions  contemplated  hereby  do not  result  in a  violation  of  Diker's certificate of formation or operating agreement.

               (b) The execution,  delivery and performance of this Agreement by
Diker have been duly and  effectively  authorized  by all  necessary  actions of
Diker.  This Agreement has been duly executed by Diker and  constitutes a valid,
legally   binding  and   enforceable   obligation   of  Diker,   except  as  the
enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

               (c) Diker is the beneficial  owner of the Sale Shares and each of
Diker Partnership,  Diker QP Partnership and the Managed Accounts has good title to the Sale Shares to be sold by it  hereunder.  There  exist no liens,  claims, pledges,  options,  proxies,  voting agreements,  charges or encumbrances of any kind affecting the Sale Shares.  Diker has the sole and absolute right and power to sell, assign and transfer the Sale Shares as provided in this Agreement. Upon consummation of the deliveries  pursuant to Section 1(b), good and  indefeasible title to the Sale  Shares  will be vested in Buyers,  free of any lien,  pledge, claim, restriction or other encumbrance.

               (d) There are no actions,  suits,  proceedings  or claims pending or, to the  knowledge  of Diker,  threatened  with  respect  to or in any manner affecting the  beneficial  ownership by Diker of the Sale Shares or  prohibiting the sale of the Sale Shares by Diker to Buyers.

               (e) Each of Diker, Diker Partnership, Diker QP Partnership, Diker
GP,  LLC,  Charles  M.  Diker  and Mark N.  Diker,  severally  and not  jointly, covenants and agrees that,  unless the buyer of such shares agrees in a writing, in form acceptable to Buyers in their reasonable business judgment, to honor and assume the Irrevocable Proxy as successor to such party, it will not sell any of the shares of the Company's Common Stock that any such party  beneficially  owns on or prior to the  earlier of (i)  immediately  following  the  Company's  next annual or special  meeting  of  stockholders,  or action by  written  consent of stockholders,  which includes a vote for the election of directors (such meeting or action,  the "Next  Election")  or (ii) the close of business on November 30,
2005.

CUSIP No. 44973Q103                  13D/A                Page 28 of 41 Pages

            5.  REPRESENTATIONS,  WARRANTIES  AND  COVENANTS OF BUYERS.  Buyers,
jointly and severally,  represent, warrant and covenant to Diker, as of the date hereof, that:

               (a) Each Buyer is a limited  liability  company  duly  organized, validly  existing and in good  standing  under the laws of the State of Delaware and has all  requisite  limited  liability  company power and authority to enter into this Agreement and perform its obligations hereunder.

               (b) The execution,  delivery and performance of this Agreement by
Buyers have been duly and  effectively  authorized by all  necessary  actions of each Buyer.  This Agreement has been duly executed by each Buyer and constitutes a valid, legally binding and enforceable obligation of such Buyer, except as the enforceability  thereof  may be limited by  applicable  bankruptcy,  insolvency, reorganization,  moratorium or other similar laws  affecting  creditors'  rights generally or by the principles governing the availability of equitable remedies.

               (c) The execution,  delivery and performance of this Agreement by
Buyers  and the  consummation  of the  transactions  contemplated  hereby do not result in a violation of such  Buyers'  respective  certificate  of formation or operating agreement.

               (d) There are no actions,  suits,  proceedings  or claims pending or, to the  knowledge  of Buyers,  threatened  with  respect to or in any manner prohibiting the purchase of the Sale Shares by Buyers from Diker.

            6. INDEMNIFICATION.

               (a) Diker shall indemnify,  defend and hold harmless Buyers,  any officer, director, member, employee, agent, affiliate or control person thereof, and  their  permitted  assigns  with  respect  to any and all  demands,  claims, actions, suits or proceedings (individually or collectively, a "Claim"), and all
assessments,  judgments,  costs,  losses,  damages,  obligations,   liabilities,
recoveries,  deficiencies,  interest,  penalties and reasonable  attorneys' fees
("Indemnifiable  Expenses")  relating  to  or  arising  out  of  any  breach  or non-performance  by Diker of,  or  misrepresentation  with  respect  to,  any of
Diker's representations,  warranties,  covenants or agreements set forth in this
Agreement.

               (b) Buyers,  together with RCG Ambrose Master Fund,  Ltd. and RCG
Halifax Fund, Ltd.,  shall,  jointly and severally,  indemnify,  defend and hold harmless Diker, any partner,  officer,  director,  employee, agent, affiliate or control person thereof,  and their permitted assigns with respect to any and all
Claims and Indemnifiable  Expenses directly or indirectly relating to or arising out of (i) any  "solicitation"  (as  such  term  is  defined  in  Rule  14a-1(l)
promulgated under the Securities  Exchange Act of 1934, as amended) by Buyers or any of their  affiliates  of proxies or consents  (relating  to the  election of directors),  which shall include but not be limited to the preliminary filing by
Buyers or any of their  affiliates  of a Schedule  14A or Schedule  14C with the
Securities and Exchange  Commission relating to the election of directors of the
Company (a "Solicitation"),  in connection with the Next Election, (ii) the sale

CUSIP No. 44973Q103                  13D/A                Page 29 of 41 Pages

of the Sale  Shares  or grant of the  Irrevocable  Proxy  hereunder,  (iii)  any discussions, communications or activities (A) in connection with the composition of the Board of Directors of the Company between Diker or any affiliate thereof, on the one hand,  and either  (x) Ramius  Capital  Group,  LLC or any  affiliate thereof or (y) the Company or any representative  thereof, on the other hand, or
(B) in connection  with any of the matters set forth above,  (iv) any filings in connection  with any of the  matters  set  forth  above,  or (v) any  breach  or non-performance  by Buyers  of, or  misrepresentation  with  respect  to, any of
Buyers' representations,  warranties,  covenants or agreements set forth in this
Agreement.

               (c) For purposes of administering the indemnification  provisions set forth in this Section 6, the following procedure shall apply:

                   (i)  Whenever a Claim shall  arise under this  Section 6, the party entitled to indemnification  (the "Indemnified  Party") shall promptly and in no event later than ten (10)  business  days after  becoming  aware of such a
Claim,   give  written  notice  (a  "Claim  Notice")  to  the  party  from  whom indemnification is sought (the "Indemnifying Party") setting forth in reasonable detail,  to the extent then available,  the facts  concerning the nature of such
Claim and the  basis  upon  which  the  Indemnified  Party  believes  that it is entitled to  indemnification  hereunder,  provided that the Indemnified  Party's failure to do so shall not  preclude it from seeking  indemnification  hereunder
except  to  the  extent  that  such  failure  has   materially   prejudiced  the
Indemnifying Party's ability to defend such Claim.

                   (ii) In the event of any Claim hereunder resulting from or in connection with any Claim brought by a third party, the Indemnifying Party shall be entitled, at its sole expense, by written notice delivered promptly and in no event later than ten (10) business days after delivery by the Indemnified  Party of the Claim Notice, either:

                        (x) to participate therein, or

                        (y) to assume the entire  defense  thereof  with counsel
who is  selected by it and who is  reasonably  satisfactory  to the  Indemnified
Party.

                   (iii) If the  Indemnifying  Party  timely  elects to defend a third  party  Claim,  such  Claim  shall be  settled  or  prosecuted  to a final conclusion  and all  costs  and  expenses  of such  proceedings,  including  the reasonable  fees and  expenses  of counsel and the amount of any  settlement  or judgment in connection with such Claim, shall be paid by the Indemnifying Party;
provided,  however,  that (x) the  Indemnifying  Party  shall not,  without  the written  consent of the  Indemnified  Party,  settle or compromise  any Claim or consent to the entry of any judgment unless (A) there is no finding or admission of any violation of law by or on behalf of the Indemnified  Party,  (B) the sole relief  provided is monetary  damages that are paid in full by the  Indemnifying
Party  and  (C)  the  settlement  or  compromise  includes  the  giving  by  the claimants/plaintiffs  to the Indemnified Party of an unconditional  release from all liabilities in respect of such Claim,  and (y) the  Indemnified  Party shall have no liability  with respect to any  settlement  or  compromise  of any Claim effected  without its required  consent.  If the  Indemnified  Party  desires to

CUSIP No. 44973Q103                  13D/A                Page 30 of 41 Pages

employ  counsel  separate  from counsel  employed by the  Indemnifying  Party to participate in any defense or settlement of a Claim that the Indemnifying  Party has elected to defend in accordance with the foregoing, it may do so at its sole cost and expense; provided, however, that such counsel for the Indemnified Party shall  instead  be at the  Indemnifying  Party's  sole cost and  expense  if the
Indemnified  Party shall have been advised by its counsel that under  applicable standards  of  professional  conduct it is  reasonably  likely to  constitute  a conflict of interest for the Indemnifying  Party's counsel to represent both the
Indemnifying Party and the Indemnified Party.  Counsels to the Indemnified Party
and to the  Indemnifying  Party  shall  cooperate  with each other in  defending against such Claim.

                   (iv)  Notwithstanding  the foregoing,  the Indemnified  Party shall have the sole right to control the  defense  and,  with the prior  written consent of the  Indemnifying  Party,  which  consent  shall not be  unreasonably withheld,  settlement of a third party Claim employing  counsel of its choice in its  sole  discretion  if (i) the  Indemnifying  Party  has  disputed  liability hereunder  with  respect to any  portion of such Claim or (ii) the  Indemnifying
Party has not timely elected to control the defense and settlement of such Claim and, in each such case,  all costs and expenses of such  proceedings,  including the reasonable  fees and expenses of counsel and the amount of any settlement or judgment in connection  with such Claim,  shall be at the  Indemnifying  Party's sole cost and  expense  if it shall  thereafter  be found  that  such  Claim was subject to indemnification  by the Indemnifying  Party hereunder,  in which case the Indemnified  Party shall be entitled to periodic  reimbursement  of expenses
incurred  in   connection   therewith  and  prompt   indemnification   from  the
Indemnifying Party,  including without limitation reasonable attorneys' fees, in accordance with this Section 6.

            7. SURVIVAL OF REPRESENTATIONS AND WARRANTIES.  All representations, warranties, agreements, covenants and obligations made or undertaken by Diker or
Buyers,  as the case may be, in this  Agreement or in any document or instrument executed and delivered pursuant hereto,  are material,  have been relied upon by the parties hereto, shall survive the Closing hereunder,  and shall not merge in the performance of any obligation by either party hereto.

            8.  EXPENSES.  All  expenses  incurred  by  the  parties  hereto  in connection  with or related to the  authorization,  preparation and execution of this  Agreement  and  the  Closing  of  the  transactions  contemplated  hereby, including, without limitation, all fees and expenses of agents, representatives, counsel  and  accountants  employed  by such  party,  shall be borne  solely and entirely by the party which has incurred the same.

            9. MISCELLANEOUS.

               (a)  This  Agreement   constitutes  the  entire  agreement,   and
supersedes  all prior  agreements and  understandings,  whether oral or written, among the  parties  hereto  with  respect to the  subject  matter  hereof.  This
Agreement may be amended only by an instrument in writing  signed by each of the parties to this Agreement.

CUSIP No. 44973Q103                  13D/A                Page 31 of 41 Pages

               (b) This  Agreement  shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

               (c) Section and paragraph  headings  contained in this  Agreement
are  for   reference   purposes  only  and  shall  not  affect  the  meaning  or
interpretation of this Agreement.

               (d) This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

               (e) All questions concerning the construction, interpretation and validity of this  Agreement  shall be governed by and  construed and enforced in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law  provision or rule (whether in the State of New
York or any other  jurisdiction) that would cause the application of the laws of any  jurisdiction  other  than the  State of New  York.  In  furtherance  of the foregoing,  the  internal  law of  the  State  of  New  York  will  control  the
interpretation   and  construction  of  this  Agreement,   even  if  under  such
jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply.

                   BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL
TRANSACTIONS  ARE MOST QUICKLY AND  ECONOMICALLY  RESOLVED BY AN EXPERIENCED AND
EXPERT PERSON AND THE PARTIES WISH APPLICABLE LAWS TO APPLY,  THE PARTIES DESIRE
THAT THEIR  DISPUTES BE  RESOLVED  BY A JUDGE  APPLYING  SUCH  APPLICABLE  LAWS.
THEREFORE,  TO ACHIEVE THE BEST  COMBINATION  OF THE  BENEFITS  OF THE  JUDICIAL
SYSTEM, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION,  SUIT
OR  PROCEEDING  BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR  REMEDIES  UNDER THIS
AGREEMENT OR ANY DOCUMENTS RELATED HERETO.

               (f) Any legal action or proceeding with respect to this Agreement may be  brought  only in the  courts of the  State of New York or of the  United
States of America  located in the City of New York, New York,  and, by execution and delivery of this Agreement,  the parties hereby accept for themselves and in respect  of their  properties,  generally  and  unconditionally,  the  exclusive jurisdiction of the aforesaid courts.  The parties hereby  irrevocably waive, in connection with any such action or proceeding, any objection, including, without limitation,  any  objection  to the venue or based on the  grounds  of forum non conveniens,  which they may now or  hereafter  have to the  bringing of any such action or  proceeding  in such  respective  jurisdictions.  The  parties  hereby irrevocably  consent to the  service  of  process  of any of the  aforementioned courts in any such  action or  proceeding  by the  mailing of copies  thereof by registered or certified mail, postage prepaid,  to them at the address set forth herein.

               (g) All notices,  demands and other communications to be given or delivered  under or by reason of the  provisions of this  Agreement  shall be in writing and shall be deemed to have been given (a) when  delivered by hand (with

CUSIP No. 44973Q103                  13D/A                Page 32 of 41 Pages

written confirmation of receipt), (b) one (1) business day after sending if sent by facsimile, with electronic confirmation of sending; provided, however, that a copy is sent within 24 hours by certified or  registered  mail,  return  receipt requested,  in each case to the appropriate  mailing and facsimile addresses set forth below (or to such other  mailing and  facsimile  addresses  as a party may designate by notice to the other parties in accordance with this provision), (c)
one (1) business day after being delivered to a nationally  recognized overnight carrier  for  overnight  delivery to the  addresses  set forth below (or to such other mailing  addresses as a party may designate by notice to the other parties in accordance with this provision) or (d) when actually  received if sent by any other method that results in delivery (with written confirmation of receipt):

If to Buyers:                                With a copy to:

Starboard Value & Opportunity Fund, LLC      Olshan Grundman Frome Rosenzweig &
Parche, LLC                                      Wolosky LLP
c/o Ramius Capital Group, LLC                Park Avenue Tower
666 Third Avenue                             65 East 55th Street
26th Floor                                   New York, New York 10022
New York, New York  10017                    Attn: Steven Wolosky, Esq.
Attn:  Mark R. Mitchell, Michael R. Neidell  Facsimile: (212) 451-2222
Facsimile: (212) 845-7999

If to Diker:                                 With a copy to:

Diker Management, LLC                        Schulte Roth & Zabel LLP
745 Fifth Avenue                             919 Third Avenue
Suite 1409                                   New York, New York  10022
New York, New York  10151                    Attn: Marc Weingarten, Esq.
Facsimile: (212) 308-6891                    Facsimile:  (212) 593-5955

or to such  other  address  as the  person  to whom  notice  is  given  may have previously furnished to the others in writing in the manner set forth above.

               (h) Any waiver by any party of a breach of any  provision of this
Agreement  shall  not  operate  as or be  construed  to be a waiver of any other breach or provision of this Agreement.

               (i)  Each  of  the  parties   hereto   shall,   without   further
consideration, execute and deliver to any other party hereto such instruments of transfer  and shall  perform  such other  actions  as such party may  reasonably request to carry out the obligations of the parties under this Agreement.

CUSIP No. 44973Q103                  13D/A                Page 33 of 41 Pages

               (j) This Agreement may not be modified or amended,  or any of the provisions of this Agreement waived,  except by written agreement of all parties hereto.

                            [SIGNATURE PAGE FOLLOWS]

CUSIP No. 44973Q103                  13D/A                Page 34 of 41 Pages

                   SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT
                   ------------------------------------------

                                      DIKER

                                      DIKER MANAGEMENT, LLC

                                      By: /s/ Mark N. Diker
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      BUYERS

                                      STARBOARD VALUE & OPPORTUNITY
                                        FUND, LLC
                                      By: Admiral Advisors, LLC,
                                          its Managing Member

                                      By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Managing Member

                                      PARCHE, LLC
                                      By: Admiral Advisors, LLC,
                                          its Managing Member

                                      By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Managing Member

                                      SOLELY WITH RESPECT TO SECTIONS 6(B) AND
                                      6(C):
                                      RCG HALIFAX FUND, LTD.
                                      By: Ramius Capital Group, LLC,
                                          Its Investment Advisor
                                      By: C4S & Co., L.L.C., its Managing Member

                                      By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Managing Member

                                      RCG AMBROSE MASTER FUND, LTD.
                                      By: Ramius Capital Group, LLC,
                                          Its Investment Advisor
                                      By: C4S & Co., L.L.C., its Managing Member

                                      By: /s/ Jeffrey M. Solomon
                                          --------------------------------------
                                          Name:  Jeffrey M. Solomon
                                          Title: Managing Member

CUSIP No. 44973Q103                  13D/A                Page 35 of 41 Pages

                                      SOLELY WITH RESPECT TO SECTIONS 1, 2, 3
                                      AND 4(E):
                                      DIKER VALUE-TECH FUND, LP
                                      By: Diker GP, LLC, General Partner

                                      By: /s/ Mark N. Diker
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      DIKER VALUE-TECH QP FUND, LP
                                      By: Diker GP, LLC, General Partner

                                      By: /s/ Mark N. Diker
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      DIKER GP, LLC

                                      By: /s/ Mark N. Diker
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      SOLELY WITH RESPECT TO SECTION 4(E):

                                      CHARLES M. DIKER, INDIVIDUALLY

                                      /s/ Charles M. Diker
                                      -----------------------------------------

                                      MARK N. DIKER, INDIVIDUALLY

                                      /s/ Mark N. Diker
                                      -----------------------------------------

CUSIP No. 44973Q103                  13D/A                Page 36 of 41 Pages

Annex A
-------

|_|     The Sale Shares are held in street name in DTC  accounts  maintained  by
        Bank of America Securities for the benefit of Diker  Partnership,  Diker
        QP Partnership and the Managed Accounts.

CUSIP No. 44973Q103                  13D/A                Page 37 of 41 Pages

Annex B
-------

          BUYER            SALE SHARES BEING PURCHASED        PURCHASE PRICE
          -----            ---------------------------        --------------

         Starboard                   1,672,506                 $2,843,260.20
         Parche                        318,572                   $541,572.40
                                     ---------                 -------------

              Total                  1,991,078                 $3,384,832.60

CUSIP No. 44973Q103                  13D/A                Page 38 of 41 Pages

                                    EXHIBIT A
                                IRREVOCABLE PROXY

            Diker  Management,  LLC  ("Diker"),  a  Delaware  limited  liability company,  has entered into a certain Stock Purchase  Agreement (the "Agreement")
with Starboard Value & Opportunity Fund, LLC, and Parche, LLC, each of which are
Delaware  limited  liability  companies  ("Buyers"),  dated the date hereof,  in connection  with  Buyers'  purchase of 1,991,078  shares (the "Sale  Shares") of common  stock of I-Many,  Inc., a Delaware  corporation  (the  "Company"),  from accounts  under Diker's  management,  among other things.  As an inducement  for
Buyers to enter into the Agreement,  each of Diker,  Diker  Value-Tech Fund, LP,
Diker  Value-Tech QP Fund, LP, Diker GP, LLC, Charles M. Diker and Mark N. Diker
(together,  the "Diker  Parties")  hereby  irrevocably  (to the  fullest  extent permitted  by law)  appoints  and  constitutes  Jeffrey M.  Solomon  and Mark R.
Mitchell,  and each of them, the proxy of each of the Diker Parties with respect to all shares of the Company's common stock beneficially owned, now or hereafter acquired, by any of the Diker Parties,  including the Sale Shares (as defined in
the  Agreement)   sold  pursuant  to  the  Agreement  if  the  record  date  for stockholders  of the Company is on or prior to the date that the Sale Shares are held of record in a DTC account  designated  in writing by Buyers (the  "Company
Shares") with full power of substitution and resubstitution, to extent set forth herein.  As of the date hereof,  all prior  proxies given by either of the Diker
Parties with  respect to any of the Company  Shares are hereby  revoked,  and no subsequent  proxies will be given with  respect to any of the Company  Shares by the Diker Parties prior to the Expiration Date (as defined below).

            From the date  hereof  until the  Expiration  Date,  the proxy named above will be  empowered,  and may  exercise  this  proxy,  to vote the  Company
Shares,  at any time and from time to time, in its sole and absolute  discretion and  without  notice  to  any of  the  Diker  Parties,  at  any  meeting  of the stockholders of the Company, however called, or in any written action by consent of  stockholders  of the Company,  with respect to all matters  brought before a vote of the stockholders relating to the election or removal of directors.  This proxy relates to all of the Company  Shares.  This proxy and the rights  granted hereunder shall expire on the Expiration Date.

            This proxy shall be binding upon the heirs,  successors  and assigns of each of the Diker Parties.

            Any  term  or   provision   of  this  proxy   which  is  invalid  or
unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or  unenforceability  without rendering invalid or  unenforceable  the remaining terms and provisions of this proxy or affecting the validity or  enforceability  of any of the terms or provisions of this proxy in any other  jurisdiction.  If any provision of this proxy is so broad as to be unenforceable,  the  provision  shall be  interpreted  to be only so broad as is enforceable.  Each of the Diker Parties  hereby affirms that this proxy is given for the purpose of and should be construed so as to effectuate  the purposes set forth above,  and that this proxy is coupled with an interest and is irrevocable during the term hereof.

CUSIP No. 44973Q103                  13D/A                Page 39 of 41 Pages

            This  proxy  shall  terminate  upon  the  earlier  to  occur  of (i)
immediately   following  the  Company's  next  annual  or  special   meeting  of
stockholders,  or action by written  consent of  stockholders,  which includes a vote for the  election of  directors;  or (ii) the close of business on November
30, 2005 (the earlier of such events, the "Expiration Date").

Dated:  June  , 2005
                                      DIKER MANAGEMENT, LLC

                                      By:
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      DIKER VALUE-TECH FUND, LP
                                      By: Diker GP, LLC, General Partner

                                      By:
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      DIKER VALUE-TECH QP FUND, LP
                                      By: Diker GP, LLC, General Partner

                                      By:
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      DIKER GP, LLC

                                      By:
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      CHARLES M. DIKER, INDIVIDUALLY

                                      -----------------------------------------

                                      MARK N. DIKER, INDIVIDUALLY

                                      -----------------------------------------

CUSIP No. 44973Q103                  13D/A                Page 40 of 41 Pages

                                   EXHIBIT IV
                                IRREVOCABLE PROXY
                                -----------------

            Diker  Management,  LLC  ("Diker"),  a  Delaware  limited  liability company,  has entered into a certain Stock Purchase  Agreement (the "Agreement")
with Starboard Value & Opportunity Fund, LLC, and Parche, LLC, each of which are
Delaware  limited  liability  companies  ("Buyers"),  dated the date hereof,  in connection  with  Buyers'  purchase of 1,991,078  shares (the "Sale  Shares") of common  stock of I-Many,  Inc., a Delaware  corporation  (the  "Company"),  from accounts  under Diker's  management,  among other things.  As an inducement  for
Buyers to enter into the Agreement,  each of Diker,  Diker  Value-Tech Fund, LP,
Diker  Value-Tech QP Fund, LP, Diker GP, LLC, Charles M. Diker and Mark N. Diker
(together,  the "Diker  Parties")  hereby  irrevocably  (to the  fullest  extent permitted  by law)  appoints  and  constitutes  Jeffrey M.  Solomon  and Mark R.
Mitchell,  and each of them, the proxy of each of the Diker Parties with respect to all shares of the Company's common stock beneficially owned, now or hereafter acquired, by any of the Diker Parties,  including the Sale Shares (as defined in
the  Agreement)   sold  pursuant  to  the  Agreement  if  the  record  date  for stockholders  of the Company is on or prior to the date that the Sale Shares are held of record in a DTC account  designated  in writing by Buyers (the  "Company
Shares") with full power of substitution and resubstitution, to extent set forth herein.  As of the date hereof,  all prior  proxies given by either of the Diker
Parties with  respect to any of the Company  Shares are hereby  revoked,  and no subsequent  proxies will be given with  respect to any of the Company  Shares by the Diker Parties prior to the Expiration Date (as defined below).

            From the date  hereof  until the  Expiration  Date,  the proxy named above will be  empowered,  and may  exercise  this  proxy,  to vote the  Company
Shares,  at any time and from time to time, in its sole and absolute  discretion and  without  notice  to  any of  the  Diker  Parties,  at  any  meeting  of the stockholders of the Company, however called, or in any written action by consent of  stockholders  of the Company,  with respect to all matters  brought before a vote of the stockholders relating to the election or removal of directors.  This proxy relates to all of the Company  Shares.  This proxy and the rights  granted hereunder shall expire on the Expiration Date.

            This proxy shall be binding upon the heirs,  successors  and assigns of each of the Diker Parties.

            Any  term  or   provision   of  this  proxy   which  is  invalid  or
unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or  unenforceability  without rendering invalid or  unenforceable  the remaining terms and provisions of this proxy or affecting the validity or  enforceability  of any of the terms or provisions of this proxy in any other  jurisdiction.  If any provision of this proxy is so broad as to be unenforceable,  the  provision  shall be  interpreted  to be only so broad as is enforceable.  Each of the Diker Parties  hereby affirms that this proxy is given for the purpose of and should be construed so as to effectuate  the purposes set forth above,  and that this proxy is coupled with an interest and is irrevocable during the term hereof.

CUSIP No. 44973Q103                  13D/A                Page 41 of 41 Pages

            This  proxy  shall  terminate  upon  the  earlier  to  occur  of (i)
immediately   following  the  Company's  next  annual  or  special   meeting  of
stockholders,  or action by written  consent of  stockholders,  which includes a vote for the  election of  directors;  or (ii) the close of business on November
30, 2005 (the earlier of such events, the "Expiration Date").

Dated:      June 9, 2005

                                      DIKER MANAGEMENT, LLC

                                      By: /s/ Mark N. Diker
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      DIKER VALUE-TECH FUND, LP
                                      By: Diker GP, LLC, General Partner

                                      By: /s/ Mark N. Diker
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      DIKER VALUE-TECH QP FUND, LP
                                      By: Diker GP, LLC, General Partner

                                      By: /s/ Mark N. Diker
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      DIKER GP, LLC

                                      By: /s/ Mark N. Diker
                                          --------------------------------------
                                          Name:  Mark N. Diker
                                          Title: Managing Member

                                      CHARLES M. DIKER, INDIVIDUALLY

                                      /s/ Charles M. Diker
                                      -----------------------------------------

                                      MARK N. DIKER, INDIVIDUALLY

                                      /s/ Mark N. Diker
                                      -----------------------------------------